Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Atlas Crest Investment Corp. on Amendment No. 1 to Form S-4 (File No. 333-254007) of our report dated March 8, 2021, except for the effects of the restatements discussed for warrants in Note 2, for which the date is May 24, 2021, with respect to our audit of the financial statements  of Atlas Crest Investment Corp.  as of December 31, 2020 and for the period from August 26, 2020 (inception) through December 31, 2020, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum LLP

Marcum LLP

New York, New York

June 4, 2021